GREENMAN TECHNOLOGIES, INC.

7 Kimball Lane, Building A

Lynnfield, MA 01940

July 13, 2012

Via EDGAR

Jay Ingram, Esq. and Erin Jaskot, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       GreenMan Technologies, Inc.

Registration Statement on Form S-1

Filed May 30, 2012

File No. 333-181773

Dear Mr. Ingram and Ms. Jaskot:

This letter is in response to the comments made by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its correspondence dated June 21, 2012 (the “Comment Letter”) to GreenMan Technologies, Inc. (the “Company”) with respect to the registration statement referenced above.

Set forth below are the Company’s responses to the comments in the Comment Letter. For your convenience, we have repeated your comments in bold.

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General

1.	We note that you are proposing to register the resale of up to 47,255,820 shares of your common stock on behalf of the selling security holders named in your registration statement. We further note that you are proposing to register this resale on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended. Given the size of this offering relative to the number of outstanding shares held by non-affiliates, as well as the nature of the selling security holders, we believe this transaction might be a primary offering. Because you do not appear to be eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If you disagree with our analysis, please tell us why you believe you can rely on Rule 415(a)(1)(i) for this transaction. In your analysis, please address the following factors: how long the selling security holders have held the shares, the circumstances under which they received them, their relationship to the company, the amount of shares involved, whether they are in the business of underwriting securities, and finally, whether under all the circumstances it appears that they are acting as a conduit for the company. See Question 612.09 of the Securities Act Rules Compliance & Disclosure Interpretations.

Response

Based on a discussion between our counsel and the Staff, we have agreed to reduce the number of shares included in the registration statement. The amended registration statement proposes to register the resale of up to 11,533,282 shares of common stock. As of immediately prior to the issuance of the shares sold in the April 2012 private placement we had 42,845,918 shares of common stock issued and outstanding, of which 34,659,867 shares were held by non-affiliates. The number of shares included in the amended registration statement represents one-third of the total number of shares held by non-affiliates as of immediately prior to the issuance of the shares sold in the April 2012 private placement.

2.	Please include in the registration statement a materially complete description of the terms of the April 2012 private placement and the agreements related to the transaction. For example, we note that Section 2(d) of the Registration Rights Agreement entered into in connection with the transaction provides for the payment of liquidated damages to security holders in the event that the company does not take certain actions relating to the effectiveness of the registration statement. Please disclose the requirement to pay liquidated damages, as well as any other material terms of the transaction or related agreements.

Response

We have revised the disclosure contained in the registration statement to address the Staff’s comment. Please see the revised description of the terms of the April 2012 private placement in the “Prospectus Summary” and “Description of Business” sections.

Selling Security Holders, page 13

3.	Please disclose the percentage of the class of common stock that will be owned by each selling security holder after completion of the offering. See Item 507 of Regulation S-K.

Response

We have revised the selling security holder disclosure contained in the registration statement to address the Staff’s comment. Please see the revised table included in the “Selling Security Holders” section.

4.	We note that certain of the selling security holders were granted the right to make an additional purchase of up to one-third of the number of shares of preferred stock and warrants purchased in the private placement. Please confirm that you are not registering such shares for resale, and please revise the table to clarify.

Response

We confirm that the Company is not registering for resale the shares of common stock issuable upon conversion of the preferred stock or exercise of the warrants which may be purchased pursuant to the additional investment right. We have revised the disclosure contained in the registration statement to clarify this matter in response to the Staff’s comment. Please see footnote 3 to the table of selling security holders.

5.	Please disclose how the selling security holders acquired the securities they may offer and sell pursuant to the registration statement, including a description of the transactions, the dates of the transactions, the number of shares purchased in each transaction, and the purchase price, if any.

Response

In responding to the Staff’s comment number 1, above, we have eliminated from the registration statement all shares of common stock issuable upon conversion of convertible promissory notes and the exercise of warrants outstanding prior to our April 2012 private placement. In response to the Staff’s comment number 5, we have revised the disclosure contained in the “Selling Security Holders” section to state that all of the common stock that will be offered for resale by the selling security holders will consist of shares that may be acquired upon conversion of shares of preferred stock issued in that private placement and shares issued or issuable as dividends on that preferred stock. We have also included a cross-reference to the revised description of the private placement in the “Prospectus Summary” and “Description of Business” sections.

6.	Please identify by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by any of the selling security holders that are not natural persons. To the extent that this information is disclosed under the section entitled “Security Ownership of Certain Beneficial Owners and Management,” you may provide a cross-reference to that section. See Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations.

Response

In response to the Staff’s comment, we have added footnotes to the table of selling security holders identifying the natural person(s) who exercise voting or investment control for each selling security holder that is not a natural person.

Exhibits

7.	Please file the auditor’s consent on EDGAR as Exhibit 23.1 to the registration statement.

Response

Due to an administrative error, in the Company’s original filing of the registration statement, the auditor’s consent was included at the end of the registration statement rather than as a separate exhibit. We have filed the updated auditor’s consent as Exhibit 23.1 to the first amendment to the registration statement.

8.	We note that you have not yet filed the legal opinion. Please be advised that we will review your legal opinion before the registration statement is declared effective, and we may have additional comments.

Response

The Company has filed the legal opinion as Exhibit 5.1 to the first amendment to the registration statement.

9.	Please file complete copies of each of your exhibits to the registration statement, including those that you incorporate by reference. We note, for example, that you have omitted the signatures and the exhibits from Exhibit 10.47, the Securities Purchase Agreement, incorporated by reference to Exhibit 10.1 of your Form 8-K filed on May 2, 2012.

Response

We have filed complete copies of the exhibits to the registration statement where signature pages and exhibits had been previously omitted. Specifically, we have filed complete copies of the Securities Purchase Agreement, Registration Rights Agreement and Voting Agreement from the April 2012 private placement, which had previously been incorporated by reference to the Form 8-K filed on May 2, 2012.

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As part of this response letter, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response or any further comments, please contact the undersigned at (781) 224-2411.

Very truly yours,

/s/ Charles E. Coppa

Charles E. Coppa
Chief Financial Officer